Exhibit (d)(9)

September 6, 2011

Steven Peltzman

299 Riverside Drive, 9E

New York, NY 10025

Dear Steve,

I am pleased to offer you the position of Chief Business Technology Officer of Forrester Research, Inc. (“Forrester or the “Company”) in our offices located at 60 Acorn Park in Cambridge, Massachusetts, reporting to Chairman and Chief Executive Officer, George F. Colony. Your anticipated start date is September 26, 2011.

If you accept this offer of employment, your annualized base compensation would be $315,000.00 ($13,125.00 semi-monthly), less legally required deductions, paid in accordance with Forrester’s regular payroll practices (the “Base Salary”). In addition to the Base Salary, you will be eligible (provided you are employed by Forrester on an active basis on the last day of the applicable fiscal year) for an annual target bonus of $100,000.00. For 2011, with the understanding you’ll start by October 1, 2011 the annual bonus will be prorated to 25% (for the time period of October 1, 2011 to December 31, 2011). The actual amount of your bonus earned and payable annually, will be measured and determined by Forrester’s total company performance and your achievement of individual and team goals. Your next compensation review would be scheduled for January 2013.

You will be granted an option to purchase 10,000 shares of Forrester’s common stock with an exercise price equal to the closing price of Forrester common stock on the grant date pursuant to the Company’s 2006 Equity Incentive Plan (the “Plan”). During your employment, these options will vest over four years from date of grant. Additionally, you will be granted 3,334 shares of Performance-based Restricted Stock Units (RSUs). The RSUs vest under certain performance conditions which are outlined in an additional attachment. These equity grants will be awarded or the first business day of the month immediately following your start date, subject to approval of Forrester’s board of directors. These grants will be subject to the terms and conditions of the Plan, as amended from time to time, and any stock option certificate, stock option agreement, restricted stock agreement, and other restrictions generally applicable to stock options and securities of the Company.

You will be eligible to participate in Forrester’s employee benefit programs during your employment, consistent with the plan documents and Company policies. Forrester’s employee benefits are described in the attached Employee Benefits at a Glance booklet. Forrester’s employee benefits are subject to change at any time.

We understand you intend to remain in New York City and will work out of Forrester’s New York office. We assume that for the initial three months of your employment with Forrester, you will spend at least four days per week in the Cambridge headquarters. This arrangement will be reviewed after 3 months from your start date. After that time, you will make yourself available in Cambridge and other Forrester locations as necessary. Expenses incurred by you in traveling to and from Cambridge will be reimbursed in accordance with the Company’s existing expense reimbursement policies.

Employment at Forrester is terminable at will. It is understood that your employment is for no definite term and that you can decide to resign from Forrester at any time without notice and without cause. Subject to the provisions of the next sentence, it is also understood that Forrester, at its option, can terminate you at any time with or without notice or Cause as defined below. Should Forrester terminate your employment within the first two years for any reason, other than for Cause, you will continue to be paid, pursuant to Forrester’s regular payroll practices, the Base Salary, less required withholding taxes, for a period of three months, subject to your signing a separation agreement in a form acceptable to Forrester, which shall include a general release of all claims.

Cause is defined as your malfeasance or negligence in the performance of your duties; fraud or dishonesty by you with respect to the Company; your conviction of or plea of nolo contendere to any felony or other crime involving moral turpitude; or your breach of any provision of this offer letter or the Employee Confidentiality, Proprietary Rights and Non-Competition Agreement.

This offer is subject to and contingent upon satisfactory results of a background check, which will include but not necessarily be limited to a check on your educational and criminal history, as well as your execution of the Company’s Employee Confidentiality, Proprietary Rights and Non- competition Agreement, a copy of which is enclosed. You will also be required to complete a Form I-9, as required by the Immigration Reform and Control Act, and provide the appropriate documents listed on that form when you report to work.

This offer constitutes the entire agreement between you and the Company and supersedes all prior understandings, negotiations and agreements, whether written or oral, between you and Forrester as to the subject matter covered by this offer letter, excluding only the Employee Confidentiality. Proprietary Rights, and Non-Competition Agreement and the Plan and any agreements or documents related to the option grant.

As is customary with Forrester offers, this offer expires at 3:00 PM EDT on Tuesday, September 6, 2011. The terms of this offer are strictly confidential.

We look forward to you joining us. Please indicate your agreement by signing below and returning this letter along with the signed Employee Confidentiality, Proprietary Rights and Non-Competition Agreement in the enclosed envelope.

Sincerely,

Elizabeth Lemons	Steven Peltzman

10/6/11
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